NEWS RELEASE

Trading Symbol:    TSX: NUAG

OTCQX: NUPMF

NEW PACIFIC REPORTS FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2020

VANCOUVER, BRITISH COLUMBIA – November 11, 2020: New Pacific Metals Corp. (“New Pacific” or the “Company”) reports its unaudited condensed consolidated interim financial results for the three months ended September 30, 2020. This news release should be read in conjunction with the Company's MD&A and the financial statements and notes thereto for the corresponding period which have been posted under the Company’s profile on SEDAR at www.sedar.com and are also available on the Company's website at www.newpacificmetals.com. All figures are expressed in Canadian dollars unless otherwise stated.

QUARTERLY HIGHLIGHTS

• Working capital of $68.88 million to advance the Silver Sand Project and regional exploration initiatives including the Silverstrike Project;

• Continued to expand the Snake Hole Zone on the Silver Sand Project – intersecting 30.9 m @ 159 g/t Ag including 12.2 m @ 354 g/t Ag (see news release dated August 6, 2020 for details);

• Commenced field work on the Silverstrike Project - results indicating good to excellent potential for both high-grade and near-surface bulk tonnage silver-rich polymetallic mineralization at Silverstrke North (see news release dated September 29, 2020 for details);

• Silver Sand Preliminary Economic Assessment, Envionmental and Social studies commenced during the quarter;

• Continued focus on Sustainability – expanded the Bolivian CSR team with key hires;

• Received 99.77% shareholders’ support to continue creating shareholder value by spinning out the Tagish Lake Gold project into Whitehorse Gold Corp.; and

• Graduated from the TSX Venture Exchange to the Toronto Stock Exchange and added to the VanEck Vectors Junior Gold Miners ETF (“GDXJ”).

FINANCIAL RESULTS

Working Capital: As at September 30, 2020, the Company had working capital of $68.88 million.

Net loss attributable to equity holders of the Company for the three months ended September 30, 2020 was $1.51 million or $0.01 per share (three months ended September 30, 2019 - net income of $1.29 million or $0.01 per share).

The Company’s financial results were mainly impacted by: (i) income from investments of $0.84 million compared to income of $2.12 million in the prior year quarter; (ii) operating expenses of $2.03 million compared to $1.01 in the prior year quarter; and (iii) foreign exchange loss of $0.32 million compared to gain of $0.18 million in the prior year quarter.

Income from investments for the three months ended September 30, 2020 was $0.84 million (three months ended September 30, 2019 - $2.12 million) and comprised of a $0.76 million gain on the Company’s equity investments, a $0.04 million loss from fair value change offset by interest earned on bonds, $0.07 million in dividends received from the preferred share portfolio, and $0.05 million in interest earned from GICs and other cash accounts. As at the date of this news release, the Company’s material investments are preferred shares issued by the largest five Canadian banks with weighted average dividends yield of 5.68% and Canadian GICs earning weighted average interest of 1.02%.

Operating expenses for the three months ended September 30, 2020 were $2.03 million (three months ended September 30, 2019 - $1.01 million).

Foreign exchange loss for the three months ended September 30, 2020 was $0.32 million (three months ended September 30, 2019 – gain of $0.18 million).

The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is the Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended September 30, 2020, the US dollar depreciated by 2.1% against the Canadian dollar (from 1.3628 to 1.3339) while in the prior year quarter the US dollar appreciated by 1.2% against the Canadian dollar (from 1.3087 to 1.3243).

SILVER SAND PROJECT

The Company has carried out extensive exploration and resource definition drill programs on its Silver Sand Project since acquiring the project in 2017. From 2017 to 2019, the Company completed a total of 97,619 m of drilling in 386 holes – one of the largest green fields discovery drill programs in South America during this period.

On April 14, 2020, the Company released the inaugural National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Mineral Resource estimate for the Silver Sand Project. Using a 45 g/t silver cut-off-grade the estimate reported Measured & Indicated resource tonnes of 35.39 Mt at 137 g/t Ag for 155.86 Moz and Inferred resource tonnes of 9.84 Mt at 112 g/t Ag for 35.55 Moz. See news release dated April 14, 2020 and an amended and restated the technical report entitled “Silver Sand Deposit Mineral Resource Report (Amended)” with an effective date of January 16, 2020 filed under the Company’s profile on SEDAR for details.

The Company commenced its 2020 drill campaign during the first quarter of 2020. A total of 1,589.75 m of drilling was completed before field-based operations in Bolivia were suspended due to the COVID-19 pandemic. Advanced studies have commenced on the project, and following a competitive tendering process, the Company selected CSA Global Consultants Canada Ltd. (an ERM Group company), Knight Piésold Consultores S.A., and Wood plc (an Amec Foster Wheeler company) to lead the Preliminary Economic Assessment, Environmental baseline study, and Social baseline studies, respectively. The initial desktop portion of the studies are currently in progress.

For the three months ended September 30, 2020, total expenditures of $0.91 million (three months ended September 30, 2019 - $4.84 million) were capitalized under the Silver Sand Project.

SILVERSTRIKE PROJECT

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from an arm’s length private Bolivian corporation (the “Vendor”) by making a one-time cash payment of US$1.35 million. Under the agreement the Company’s Bolivian subsidary is required to cover 100% of the future expenditures including exploration, development and mining production activities at the Silverstrike Project. The agreement has a term of 30 years and renewable for another 15 years. It is subject to an approval by Bolivia’s Jurisdictional Mining Administrative Authority (Autoridad Jurisdiccional Administrativa Minera or “AJAM”) .

The Silverstrike Project consists of approximately 13 km2 and is located approximately 140 km southwest of La Paz, Bolivia. The Silverstrike Project shares many similariites with the Silver Sand Project pre-discovery drilling namely: sandstone hosted structurally controlled silver-polymetallic mineralization centered on a historic mining district – the Berenguela District, presence of felsic Tertiary intrusives with corresponding multilple silver rich occurrences associated with extensive sercitic alteration and underexplored with limited modern exploration. During the three months ended September 30, 2020, the Company’s exploration team commenced reconnaissance and detailed mapping and sampling programs on the northern portion of the project. The results to date indicate good to excellent exploration potential for hosting narrow high-grade and near-surface broad-zones of silver mineralization. See news release dated September 29, 2020 for details.

For the three months ended September 30, 2020, total expenditures of $0.55 million (three months ended September 30, 2019 - $nil) were capitalized under the Silverstrike Project.

Technical information contained in this news release has been reviewed and approved by Alex Zhang, P. Geo., Vice President of Exploration, who is a Qualified Person for the purposes of NI 43-101.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the PotosíDepartment of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal President
Phone: (604) 633-1368
Fax: (604) 669-9387
info@newpacificmetals.com
www.newpacificmetals.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to: statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals, including TSXV approval of the spin-out and the listing of the Whitehorse Gold common shares on the TSXV; and estimates of the Company’s revenues and capital expenditures..

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of COVID-19; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, and other factors described under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2020 and its other public filings.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and options include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of COVID-19 on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

CAUTIONARY NOTE TO US INVESTORS

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the “CIM Definition Standards”) incorporated by reference therein, which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder. “Inferred mineral resources” are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Readers are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable.Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

The SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the U.S. Securities Act (the “SEC Modernization Rules”) effective February 25, 2019, with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to corresponding definitions under the CIM Definition Standards . During the period leading up to the compliance date of the SEC Modernization Rules, information regarding minimal resources or reserves contained or referenced in this news release may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are expected to be “substantially similar” to the CIM Definitions standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards.